Exhibit 99.1

ASX ANNOUNCEMENT

2 May 2019

Genetic Technologies (ASX: GTG; Nasdaq: GENE)

Melbourne, Australia; 2 May 2019: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that it has received a letter from the Nasdaq Stock Market dated 29 April 2019 advising that the Company’s reported stockholders’ equity is less than the minimum specified amount of US$2,500,000 as at 31 December 2018 and that Nasdaq believes the Company does not meet the alternatives of market value of listed securities or net income from continuing operations and as such no longer complies with a Nasdaq Marketplace Listing Rule (“Listing Rule”, or “Rules”).

Under the Rules, the Company has 45 calendar days to submit a plan to regain compliance and if the Plan is accepted, Nasdaq can grant an extension of up to 180 days from 29 April 2019 to evidence compliance.

The Company confirms it will be submitting the required Plan to Nasdaq within this timetable.

This deficiency notice does not immediately affect GTG’s Nasdaq listing.

These Rules only apply to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange.

FOR FURTHER INFORMATION PLEASE CONTACT

Paul Viney

Company Secretary

Genetic Technologies Limited

+ 61 438072616

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.